UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Lowell Farms Inc.
(Name of Issuer)

Subordinate Voting Shares
(Title of Class of Securities)

547572107
(CUSIP Number)

Gregory Heyman Beehouse, LLC 660 Madison Avenue, 14th Floor New York, New York 10065 Telephone Number (929) 367-5390
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

________________

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	547572107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Beehouse, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,960,068

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,960,068

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,960,068

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.89%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	547572107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Beehouse Manager, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,960,068

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,960,068

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,960,068

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.89%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	547572107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Beehouse Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,714,792

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,714,792

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,714,792

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.20%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	547572107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Beehouse Partners GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,714,792

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,714,792

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,714,792

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.20%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	547572107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hacienda Company, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

673,904

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

673,904

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

673,904

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.72%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	547572107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hannah Ross

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

45,287

8.	SHARED VOTING POWER

673,904

9.	SOLE DISPOSITIVE POWER

45,287

10.	SHARED DISPOSITIVE POWER

673,904

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

719,191

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.97%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	547572107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gregory Heyman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

5,000

8.	SHARED VOTING POWER

2,960,068

9.	SOLE DISPOSITIVE POWER

5,000

10.	SHARED DISPOSITIVE POWER

2,960,068

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,965,068

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.92%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	87990A106

Item 1.	Security and Issuer.

The name of the issuer is Lowell Farms Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 19 Quail Run Circle, Suite B, Salinas, CA 93907. This Schedule 13D amendment relates to the Issuer's Subordinate Voting Shares (the "Shares").

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D amendment is being filed jointly by Beehouse, LLC, a Delaware limited liability company (“Beehouse”), Beehouse Manager, LLC, a Delaware limited liability company (“Beehouse Manager”), Beehouse Partners, LP a Delaware limited partnership (the “Partnership”), Beehouse Partners GP, LLC, a Delaware limited liability company (the “GP”), Hacienda Company, LLC, a California limited liability company (“Hacienda”), Hannah Ross, a United States citizen and Gregory Heyman, a United States citizen (collectively, the "Reporting Persons").

(b)	The principal business address for each of the Reporting Persons is 660 Madison Avenue, 14th Floor, New York, New York 10065.

(c)	Gregory Heyman is the managing member of Beehouse and the GP. Hannah Ross is the manager of Hacienda. Beehouse is the investment manager of two funds that collectively own a majority interest in Hacienda. The principal business of Beehouse is serving as an investment adviser to its clients. The principal business of the GP is serving as the general partner to certain private funds. Beehouse is the investment manager to the Partnership and the GP is the general partner of the Partnership. The principal business of the Partnership is purchasing, holding and selling securities for investment purposes. The principal business of Hacienda is purchasing, holding and selling securities for investment purposes.

(d), (e)	During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons disclaim membership in a group.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares came from the working capital of private investment funds managed by Beehouse, including the Partnership and Hacienda, over which the Reporting Persons, through their roles described above in Item 2(c), exercise investment discretion. No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any change in the present Board of Directors or management of the Issuer; (c) any material change in the present capitalization or dividend policy of the Issuer; (d) any material change in the operating policies or corporate structure of the Issuer; (e) any change in the Issuer's charter or by-laws; (f) the Shares of the Issuer ceasing to be listed from a national securities exchange or to ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (g) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

In August 2023, the Issuer effected a reverse stock split consolidating all of its Shares on the basis of one post-consolidation Share for every ten pre-consolidation Shares, effective August 31, 2023.

The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes and may dispose of or enter into other transactions in the shares they may be deemed to beneficially own.

The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)

As of the date hereof, Beehouse and Beehouse Manager may be deemed to be the beneficial owners of 2,960,068 Shares, constituting 15.89% of the Shares, based upon 18,630,566* Shares outstanding.

Beehouse and Beehouse Manager have the sole power to vote or direct the vote of 0 Shares; have the shared power to vote or direct the vote of 2,960,068 Shares; have the sole power to dispose or direct the disposition of 0 Shares; and have the shared power to dispose or direct the disposition of 2,960,068 Shares.

As of the date hereof, Gregory Heyman may be deemed to be the beneficial owner of 2,965,068 Shares, constituting 15.92% of the Shares, based upon 18,630,566* Shares outstanding.

Gregory Heyman has the sole power to vote or direct the vote of 5,000 Shares; has the shared power to vote or direct the vote of 2,960,068 Shares; has the sole power to dispose or direct the disposition of 5,000 Shares; and has the shared power to dispose or direct the disposition of 2,960,068 Shares.

As of the date hereof, the Partnership and the GP may be deemed to be the beneficial owners of 1,714,792 Shares, constituting 9.20% of the Shares, based upon 18,630,566* Shares outstanding.

The Partnership and the GP have the sole power to vote or direct the vote of 0 Shares; have the shared power to vote or direct the vote of 1,714,792 Shares; have the sole power to dispose or direct the disposition of 0 Shares; and have the shared power to dispose or direct the disposition of 1,714,792 Shares.

As of the date hereof, Hannah Ross may be deemed to be the beneficial owner of 719,191 Shares, constituting 3.97% of the Shares, based upon 18,130,566** Shares outstanding.

Hannah Ross has the sole power to vote or direct the vote of 45,287 Shares; has the shared power to vote or direct the vote of 673,904 Shares; has the sole power to dispose or direct the disposition of 45,287 Shares; and has the shared power to dispose or direct the disposition of 673,904 Shares.

As of the date hereof, Hacienda may be deemed to be the beneficial owner of 673,904 Shares, constituting 3.72% of the Shares, based upon 18,130,566** Shares outstanding.

Hacienda has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 673,904 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 673,904 Shares.

The transactions by the Reporting Persons in the Shares during the past sixty days are set forth in Exhibit B.

* This outstanding Shares figure reflects the 18,130,566 outstanding Shares as reported in the Form 10-K filed by the Issuer on March 28, 2024 and 500,000 warrants held by the Partnership.

** This outstanding Shares figure reflects the 18,130,566 outstanding Shares as reported in the Form 10-K filed by the Issuer on March 28, 2024.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Partnership holds 500,000 warrants that expire on August 30, 2024. The description of the warrants is qualified in its entirety by the terms and conditions of the warrant agreement, as agreed to between the Issuer and the Partnership, which is attached as Exhibit D hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

Exhibit B: Schedule of Transactions in Shares

Exhibit C: Warrant to Purchase Stock, as agreed to between the Issuer and the Partnership on August 30, 2021 (incorporated by reference)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 22, 2024
(Date)

Beehouse, LLC* By: /s/ Gregory P. Heyman
(Signature)

Gregory P. Heyman, as Sole Member of Manager
(Name/Title)

Beehouse Manager, LLC* By: /s/ Gregory P. Heyman
(Signature)

Gregory P. Heyman, as Sole Member
(Name/Title)

Beehouse Partners, LP* By: Beehouse Partners GP, LLC, its general partner By: /s/ Gregory P. Heyman
(Signature)

Gregory P. Heyman, Managing Member
(Name/Title)

Beehouse Partners GP, LLC* By: /s/ Gregory P. Heyman
(Signature) Gregory P. Heyman, Managing Member
(Name/Title)

Hacienda Company, LLC* By: /s/ Hannah Ross
(Signature) Hannah Ross, Manager
(Name/Title)

/s/ Gregory P. Heyman*
Gregory P/ Heyman /s/ Hannah Ross*
Hannah Ross

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 10001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D amendment, dated April 22, 2024, relating to the Subordinate Voting Shares, of Lowell Farms Inc. shall be filed on behalf of the undersigned.

April 22, 2024
(Date)

Beehouse, LLC By: /s/ Gregory P. Heyman
(Signature)

Gregory P. Heyman, as Sole Member of Manager
(Name/Title)

Beehouse Manager, LLC By: /s/ Gregory P. Heyman
(Signature)

Gregory P. Heyman, as Sole Member
(Name/Title)

Beehouse Partners, LP By: Beehouse Partners GP, LLC, its general partner By: /s/ Gregory P. Heyman
(Signature)

Gregory P. Heyman, Managing Member
(Name/Title)

Beehouse Partners GP, LLC By: /s/ Gregory P. Heyman
(Signature) Gregory P. Heyman, Managing Member
(Name/Title)

Hacienda Company, LLC By: /s/ Hannah Ross
(Signature) Hannah Ross, Manager
(Name/Title)

/s/ Gregory P. Heyman
Gregory P. Heyman /s/ Hannah Ross Hannah Ross

Exhibit B

Schedule of Transactions in Shares

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share

2/27/2024	Subordinate Voting Shares		48,840	$0.1569 (1)
2/28/2024	Subordinate Voting Shares		30,000	$0.1604 (2)
3/04/2024	Subordinate Voting Shares		1,500	$0.1533 (3)
3/06/2024	Subordinate Voting Shares		5,000	$0.1525
3/12/2024	Subordinate Voting Shares		20,000	$0.15
3/27/2024	Subordinate Voting Shares		9,684	$0.1541 (4)
3/28/2024	Subordinate Voting Shares		61,289	$0.1266 (5)
4/01/2024	Subordinate Voting Shares		10,500	$0.1295
4/03/2024	Subordinate Voting Shares		55,000	$0.1253 (6)
4/05/2024	Subordinate Voting Shares		16,500	$0.1224 (7)
4/08/2024	Subordinate Voting Shares		197,000	$0.1368 (8)

(1) The price reported is a weighted average price. These shares were sold in multiple transactions within the range of $0.15 to $0.18. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(2) The price reported is a weighted average price. These shares were sold in multiple transactions within the range of $0.16 to $0.18. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(3) The price reported is a weighted average price. These shares were sold in multiple transactions within the range of $0.14 to $0.18. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(4) The price reported is a weighted average price. These shares were sold in multiple transactions within the range of $0.152 to $0.155. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(5) The price reported is a weighted average price. These shares were sold in multiple transactions within the range of $0.125 to $0.1511. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(6) The price reported is a weighted average price. These shares were sold in multiple transactions within the range of $0.12 to $0.13. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(7) The price reported is a weighted average price. These shares were sold in multiple transactions within the range of $0.12 to $0.124. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(8) The price reported in is a weighted average price. These shares were sold in multiple transactions within the range of $0.127 to $0.14. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.